SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.  1)

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share	M96088105
(Title of class of securities)	(CUSIP number)

Arkin Communications Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Gene Kleinhendler, Adv.
  Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M96088105	Page 2 of 6

1	NAME OF REPORTING PERSONS Arkin Communications Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,449,479*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,449,479*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,449,479*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.37%**,***
14	TYPE OF REPORTING PERSON: CO

* As of the date the obligation to file this amendment arose, this number was 1,643,658 Ordinary Shares.

** As of the date the obligation to file this amendment arose, this percentage was 10.65% based on 15,434,316 Ordinary Shares outstanding immediately following UroGen Pharma Ltd.'s public offering in January 2018 as described in the Rule 424 prospectus filed by by UroGen Pharma Ltd. on January 22, 2018.

*** Based on 15,473,981 Ordinary Shares outstanding as of March 31, 2018, as provided in a Form 6-K submitted  by UroGen Pharma Ltd. on May 15, 2018.

CUSIP No. M96088105	Page 3 of 6

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,449,479*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,449,479*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,449,479*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.37%**,***
14	TYPE OF REPORTING PERSON: IN

* As of the date the obligation to file this amendment arose, this number was 1,643,658 Ordinary Shares.

** As of the date the obligation to file this amendment arose, this percentage was 10.65% based on 15,434,316 Ordinary Shares outstanding immediately following UroGen Pharma Ltd.'s public offering in January 2018 as described in the Rule 424 prospectus filed by by UroGen Pharma Ltd. on January 22, 2018.

*** Based on 15,473,981 Ordinary Shares outstanding as of March 31, 2018, as provided in a Form 6-K submitted  by UroGen Pharma Ltd. on May 15, 2018.

This Amendment No. 1 to the Schedule 13D initially filed on May 30, 2017 (the “Original Schedule 13D”), is filed by Arkin Communications Ltd. ("Arkin Communications"), and Moshe Arkin (collectively with Arkin Communication, the “Reporting Persons”), and relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Urogen Pharma Ltd., an Israeli company (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

Dr. Pini Orbach, a director of the Issuer appointed to serve in such capacity by Arkin Communications pursuant to rights granted to Arkin Communications under UroGen's articles of association as in effect prior to the initial public offering of UroGen, resigned from his position on March 13, 2018, as announced by the Issuer on March 15, 2018.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety to read as follows:

(a)  and (b)

As of the date hereof, Arkin Communications owns directly (and therefore is deemed the beneficial owner of) 1,449,479 Ordinary Shares, which represents approximately 9.37% of the number of Ordinary Shares outstanding.  Arkin Communications has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

As the sole shareholder and sole director of Arkin Communications, Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,449,479 Ordinary Shares beneficially owned by Arkin Communications, which represents approximately 9.37% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

(c) Below is a description of all transactions in Ordinary Shares effected by Arkin Communications Ltd. during the last 60 days. All the transactions were sales, and all the sales were effected by Raymond James as a broker:

Date	Number of Ordinary Shares sold	Price Per Ordinary Share
May 9, 2018	10,000	60.16
May 10, 2018	23,016	61.02
May 11, 2018	7,901	60.40
May 14, 2018	30,302	61.86
May 15, 2018*	32,063	61.85
May 16, 2018	34,120	62.45
May 17, 2018	12,598	62.56
May 22, 2018	32,928	62.26
May 23, 2018	11,251	61.86
Total	194,179

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

* Following the sales of May 15, 2018, the Reporting Persons' holdings of Ordinary Shares represented less than 10% of the outstanding Ordinary Shares.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D (Amendment No. 1) were calculated based on 15,473,981 Ordinary Shares outstanding as of March 31, 2018, as provided in a Form 6-K submitted by UroGen on May 15, 2018.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of May 30, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Original Schedule 13D).

2	Board resolution of Arkin Communications Ltd. (incorporated by reference to Exhibit 2 of the Original Schedule 13D).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2018

Arkin Communications Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

Moshe Arkin

/s/ Moshe Arkin